PE 1/7/2013



13001160



NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 14 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-14-2013

Re: Bank of America Corporation
Incoming letter dated January 7, 2013

Dear Mr. Mueller:

This is in response to your letters dated January 7, 2013 and February 20, 2013 concerning the shareholder proposal submitted to Bank of America by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 9, 2013, January 30, 2013, February 20, 2013, and February 21, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 14, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 7, 2013

The proposal recommends that the board take the steps necessary to adopt a bylaw to limit Bank of America's directors to a maximum of three board memberships in companies with sales in excess of $500 million annually.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(6). We are unable to conclude that Bank of America would lack the power or authority to implement the proposal. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

David Lin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 21, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 7, 2013 company request concerning this rule 14a-8 proposal.

The proposal gives the board the discretion to "take the steps necessary" and the board has a duty not to violate the law.

In pressing its (fallacious) argument the company was also incomplete in failing to address the fact that shareholder proposals to declassify the board can be cured by adding words "to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
BAC Corporate Secretary <bac_corporate_secretary@bankofamerica.com>

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

February 20, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Supplemental Letter Regarding the Stockholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 7, 2013, we submitted a letter (the "No-Action Request") on behalf of our client, Bank of America Corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent") regarding limits on the number of boards on which a director may serve.

The No-Action Request indicated our belief that the Proposal could be excluded from the 2013 Proxy Materials pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because the Proposal would cause the Company to violate Delaware law and because the Company lacks the power or authority to implement the Proposal.

On January 9, 2013 and January 30, 2013, the Proponent submitted letters to the Staff responding to the No-Action Request (the "First Response Letter" and the "Second Response Letter," respectively). The First Response Letter states that the No-Action Request "does not cite any specific proposal words that call for any director who does not meet the proposed requirements or who lapses from the proposed requirements to be terminated before his term expires." The Second Response Letter further states, "The word termination is not in the proposal. However the word deter is in the proposal and deter means to discourage or to *try* to stop."

The Proposal seeks to use a bylaw amendment to "limit" directors to a specified number of board memberships. It specifies no exception other than in one circumstance, where the director may have a "brief temporary situation" above the limits in the Proposal. Thus, it allows for no exception for situations in which a director's surpassing of the board membership limit is not anticipated to be "brief," such as if the sales of a company on whose board the director serves increase from below $500 million to above $500 million.

The supporting statements to the Proposal indicate that the Proposal is intended, among other things, "to deter our directors from accepting further director assignments." Notwithstanding the argument in the First and Second Response Letters that the Proposal is meant to "deter" certain actions, the language of the Proposal would implement that objective by requiring the Company to adopt a bylaw "to limit" directors from service on a certain number of boards. As indicated in the No-Action Request, under Delaware law the Company cannot adopt a bylaw that would "limit" a director's ability to serve based on a qualification event that would apply after the director is elected. Nothing in the language of the Proposal indicates that the limit is to apply only before a candidate joins the Board. In fact, the supporting statements explicitly state that the Proposal is intended to "deter our directors from accepting further director assignments," making clear that the Proposal is intended to apply after an individual has already become a director of the Company. The Proponent has offered no explanation of how the Proposal would be intended to operate so as to "limit" directors to service on a maximum number of boards, other than by attempting to disqualify them from continued service on the Company's Board. Therefore, we continue to believe that the Proposal may be excluded pursuant to Rule 14a-8(i)(2).

We also continue to believe that the Proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the power to ensure that its directors will not exceed the board membership limit set forth in the Proposal. As noted in the No-Action Request, the Company cannot ensure that the sales of a company on whose board a Company director serves will not increase from less than, to more than, $500 million. In this respect, the Proposal is similar to proposals considered by the Staff that requested companies to adopt a policy "prohibiting any current or former chief executive officer . . . of another publicly-traded company from serving on the Board's Compensation Committee." In response to those proposals, companies noted that the proposals required members of a company's compensation committee to not be a chief executive officer of a publicly traded company at any time during the director's service on the committee and did not provide an opportunity or mechanism to cure the "automatic violation" that would result in the event a member of the compensation committee becomes a chief executive officer. *See, e.g., Honeywell International Inc.* (avail. Feb. 18, 2010), citing Staff Legal Bulletin No. 14C (June 28, 2005) ("[W]hen a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal."). The Staff consistently concurred that each such proposal could be excluded under Rule 14a-8(i)(6), on the basis that "it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee meets the requested criteria at all times." *See also The Goldman Sachs Group, Inc.* (avail. Mar. 25, 2010); *Allegheny Technologies Inc.* (avail. Mar. 1, 2010).

The First Response Letter seems to suggest that a director who ceases to satisfy the limitations set forth in the Proposal may stay on the Company's Board of Directors until the next election, at which time the director would be disqualified from re-nomination. However, this suggestion is inconsistent with the language of the Proposal, which allows an exception only for "a brief temporary situation." Again, the precedent cited above is instructive, as the Staff there rejected the argument that a cure provision drafted to address one situation could be read broadly to afford a cure for other situations. Specifically, in *Honeywell*, the Staff rejected the proponent's argument that language allowing the proposal to be "implemented so that it does not affect the unexpired terms of previously elected directors," provided a cure to the situation where a director might subsequently become the chief executive officer of a publicly traded company.

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Jennifer E. Bennett, Bank of America Corporation
John Chevedden
Kenneth Steiner

101440880.12

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 20, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 7, 2013 company request concerning this rule 14a-8 proposal.

The company failed to provide one example of a current director not already meeting the requirements of this proposed by-law. It has been 40-days since the company first submitted its no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
BAC Corporate Secretary <bac_corporate_secretary@bankofamerica.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 7, 2013 company request concerning this rule 14a-8 proposal.

The company (i)(6) way of thinking depends on full acceptance of the company (i)(2) way of thinking.

The word termination is not in the proposal. However the word deter is in the proposal and deter means to discourage or to *try* to stop.

Regarding the use of the word temporary the company is aware of the practice of refereeing to employees who work for several years at a company being described as temporary employees.

Although it is not believed necessary the proponent is willing to slightly change one sentence to these words:
"The bylaw should also specify how to address a situation where a director may have a ~~brief temporary~~ situation above these limits."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
BAC Corporate Secretary <bac_corporate_secretary@bankofamerica.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 7, 2013 company request concerning this rule 14a-8 proposal.

The company overstates the proposal. The company does not cite any specific proposal words that call for any director who does not meet the proposed requirements or who lapses from the proposed requirements to be terminated before his term expires. This is a precatory proposal that does not seek to micromanage the company in adopting its provisions.

The company has a number of Governance Guidelines at
http://investor.bankofamerica.com/phoenix.zhtml?c=71595&p=irol-govguidelines#fbid=FNh6K5kWsER
that apply to director qualifications. If the company position is worthwhile, it should give examples of how directors got terminated before their term expired by not adhering to these requirements and examples of directors who were terminated before their term expired when some of these requirements were first adopted.

The company does not cite any words in the second paragraph of the proposal that are focuses on termination:
"Adoption of this proposal would deter our directors from accepting further director assignments that would rob them of the adequate time to deal with the complex and troubling problems of our company. Adoption would also deter our nomination committee from seeking new directors who would not have adequate time for effective oversight."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Jennifer Bennett <Jennifer.Bennett@bankofamerica.com>

[BAC: Rule 14a-8 Proposal, November 26, 2012]

Proposal 4* – Curb Excessive Directorships

RESOLVED: Shareholders recommend that our Board take the steps necessary to adopt a bylaw to limit our directors to a maximum of 3 board memberships in companies with sales in excess of $500 million annually. The maximum of 3 board memberships includes each director's membership on our board. This limit would be increased to 4 such board memberships for directors permanently retired and under age 70. The bylaw should also specify how to address a situation where a director may have a brief temporary situation above these limits.

Adoption of this proposal would deter our directors from accepting further director assignments that would rob them of the adequate time to deal with the complex and troubling problems of our company. Adoption would also deter our nomination committee from seeking new directors who would not have adequate time for effective oversight.

GMI/The Corporate Library, an independent investment research firm, said our company has struggled with a long list of ongoing legal problems. In recent years, our company completed a number of controversial acquisitions, paid out billions in executive bonuses, accepted $35 billion in emergency funding from the U.S. government, and allowed our former CEO to walk away with $83 million in severance pay.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Curb Excessive Directorships – Proposal 4*

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 04061-00144

January 7, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Bank of America Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders recommend that our Board take the steps necessary to adopt a bylaw to limit our directors to a maximum of 3 board memberships in companies with sales in excess of $500 million annually. The maximum of 3 board memberships includes each director's membership on our board. This limit would be increased to 4 such board memberships for directors permanently retired and under age 70. The bylaw should also specify how to address a situation where a director may have a brief temporary situation above these limits.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because the Proposal would cause the Company to violate Delaware law; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation Of The Proposal Would Cause The Company To Violate Delaware Law.

Rule 14a-8(i)(2) allows the exclusion of a proposal if implementation of the proposal would "cause the company to violate any state, federal, or foreign law to which it is subject." For the reasons set forth in the legal opinion provided by Richards, Layton & Finger, P.A. regarding Delaware law (the "Delaware Law Opinion"), the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Delaware law. *See* Exhibit B.

As explained in the Delaware Law Opinion, under Delaware law a director qualification requirement cannot operate so as to disqualify and end the term of a sitting director. The Proposal recommends that the Company's Board of Directors (the "Board") adopt a bylaw that would limit the Company's directors from serving on more than a total of three (or in some cases four) boards of companies with sales in excess of $500 million. However, as addressed in the Delaware Law Opinion, a bylaw that would purport to impose a condition on service that would apply after a director was elected and terminate a sitting director's service on the Board for failure to meet the condition would not be valid under Delaware law. Therefore, if the Proposal were implemented, a director who qualifies for service on the Board under the Proposal at the time he or she is first elected could cease to satisfy the proposed bylaw limitation if either (i) the director was subsequently elected to the boards of other companies with sales in excess of $500 million, or (ii) the sales of other companies on whose boards the director sits subsequently increase from less than, to more than, $500 million. As such, the Proposal violates Delaware law because it seeks to implement a bylaw amendment that would purport to limit the ability of a director to continue to serve until the end of the director's term based on status or events occurring after the director's election.[1]

On numerous occasions the Staff has concurred with the exclusion of a stockholder proposal under Rule 14a-8(i)(2) where the proposal, if implemented, would conflict with state law. For example, in *Johnson & Johnson* (avail. Feb. 16, 2012), the Staff concurred with the exclusion of a proposal that, like the Proposal, requested a bylaw amendment that would in certain cases limit a director's ability to serve on the board's compensation committee, where the company furnished a state law legal opinion confirming that the requested bylaw would violate state law. In *PG&E Corp.* (avail. Feb. 14, 2006), a proponent submitted a stockholder proposal requesting that the company's board "initiate an appropriate process to . . . provide that director nominees be elected or reelected by the affirmative vote of the majority of votes cast at an annual shareholder meeting." The Staff concurred that the proposal was excludable under Rule 14a-8(i)(2) where the company argued that it conflicted with a California statute requiring that directors be elected by plurality vote. *See also Bank of America Corp.* (avail. Feb. 11, 2009), where the Staff concurred with the exclusion under Rule 14a-8(i)(2) of a proposal for the Company to amend its bylaws to establish a board

---

1 We note in this regard that many companies adopt corporate governance policies that place limits on the number of boards on which a director may serve. As policies, corporate governance guidelines are applied before a director is elected and rely upon voluntary compliance by directors, and can be waived by the board in appropriate circumstances. Here, however, the Proposal specifically requests action via adoption of a bylaw that would purport to impose a limit on the number of boards on which a director can serve and provides an exception for only "a brief temporary situation," which for the reasons discussed in the Delaware Law Opinion would be invalid under Delaware law because it would purport to terminate the term of a sitting director who ceased to meet the qualification.

committee and authorize the board chairman to appoint members of the committee, since the proposal would violate state law.

Therefore, we believe that the Proposal is excludable under Rule 14a-8(i)(2) because, as explained in the Delaware Law Opinion, implementation of the Proposal would cause the Company to violate Delaware law.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

A company may exclude a proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." As such, the Proposal may be excluded under Rule 14a-8(i)(6) because the Company cannot ensure that a director, once elected, will continue to satisfy the board service limits that would be imposed under the Proposal (*i.e.*, that a director who at the time of election and qualification served on no more than three (or in some cases four) boards of companies with sales in excess of $500 million will continue to so qualify during the director's entire term). Under Section 109(b) of the Delaware General Corporation Law, a company's bylaws "may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." Thus, while bylaws may confer rights or powers upon directors, they cannot purport to restrict the conduct of directors' individual affairs. Accordingly, the Company could not through a bylaw prevent a director from exceeding the board service limitation proposed in the Proposal. And, as discussed in the Delaware Law Opinion, a bylaw that purported to disqualify a sitting director as a result of an increase in the number of boards on which the director serves would be invalid under Delaware law.

The Proposal, in seeking to place a qualification limitation on directors that would apply after they are elected to the Board, is comparable to proposals that have sought to impose continuing independence qualification requirements on directors. In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff provided guidance on the application of Rule 14a-8(i)(6) to these types of stockholder proposals, stating:

> Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard . . . we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to

> exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal.

Just as with independence requirements, the Company would not be able to ensure that a director would continue to satisfy the board service limits that would be imposed under the Proposal. As discussed in Part I above, a director who qualifies for service on the Board under the Proposal at the time he or she is first elected could cease to satisfy the limitations if either (i) the director was subsequently elected to the boards of other companies with sales in excess of $500 million, or (ii) the sales of other companies on whose boards the director sits subsequently increase from less than, to more than, $500 million. While the Proposal would allow for a temporary exception to the service limitation "where a director may have a brief temporary situation above these limits," the Proposal does not provide an exception or cure mechanism for situations where a director's service on more than two (or in certain cases, three) other companies' boards is not expected to be temporary.

In accordance with SLB 14C, the Staff consistently has concurred in the exclusion of similar stockholder proposals where the proposal does not provide an exception or cure mechanism for situations where the proposed standard ceases to be satisfied. For example, in *Exxon Mobil Corp.* (avail. Jan. 21, 2010, *recon. denied* Mar. 23, 2010) and *Time Warner Inc.* (avail. Jan. 26, 2010, *recon. denied* Mar. 23, 2010) the Staff concurred with the exclusion under Rule 14a-8(i)(6) of proposals requesting that the board "adopt as policy, and amend the bylaws as necessary, to require the [c]hair of the [b]oard of [d]irectors to be an independent member of the [b]oard." In each instance, the Staff concurred that the proposal was beyond the board's power to implement, and therefore excludable under Rule 14a-8(i)(6). In *Time Warner*, the Staff noted that "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal."

Similar to the proposals considered in the numerous no-action letters noted above, the Proposal would impose a standard that applies not just at the time that a director is first elected but requires continued compliance, and does not provide the Company with an opportunity or mechanism to cure the situation if a director ceases to qualify for reasons that do not constitute a "brief temporary situation." Unlike the situation where a company may be able to cure a chairman's loss of independence by naming a new, independent chairman, here a company cannot "cure" a director ceasing to satisfy the specified standard. Therefore, consistent with the Staff's guidance in SLB 14C and in the no-action letters cited above, because the Proposal provides an exception for only certain, but not all possible, situations where a director may cease to satisfy the standard that would be imposed under the Proposal, the Proposal is beyond the power of the Board to implement and is excludable under Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Jennifer E. Bennett, Bank of America Corporation
John Chevedden
Kenneth Steiner

101427558.13

GIBSON DUNN

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

OFFICE OF THE
NOV 26, 2012
CORPORATE SECRETARY

Mr. Charles O. Holliday
Chairman of the Board
Bank of America Corporation (BAC)
100 N. Tryon St
Charlotte NC 28255
Phone: 704 386-5681

Dear Mr. Holliday,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Lauren A. Mogensen
Corporate Secretary
Allison C. Rosenstock <allison.c.rosenstock@bankofamerica.com>
FX: 704-409-0350
FX: 980-386-1760
FX: 704-409-0119

[BAC: Rule 14a-8 Proposal, November 26, 2012]
Proposal 4* – Curb Excessive Directorships

RESOLVED: Shareholders recommend that our Board take the steps necessary to adopt a bylaw to limit our directors to a maximum of 3 board memberships in companies with sales in excess of $500 million annually. The maximum of 3 board memberships includes each director's membership on our board. This limit would be increased to 4 such board memberships for directors permanently retired and under age 70. The bylaw should also specify how to address a situation where a director may have a brief temporary situation above these limits.

Adoption of this proposal would deter our directors from accepting further director assignments that would rob them of the adequate time to deal with the complex and troubling problems of our company. Adoption would also deter our nomination committee from seeking new directors who would not have adequate time for effective oversight.

GMI/The Corporate Library, an independent investment research firm, said our company has struggled with a long list of ongoing legal problems. In recent years, our company completed a number of controversial acquisitions, paid out billions in executive bonuses, accepted $35 billion in emergency funding from the U.S. government, and allowed our former CEO to walk away with $83 million in severance pay.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Curb Excessive Directorships – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> **Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:**
>
> - **the company objects to factual assertions because they are not supported;**
> - **the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;**
> - **the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or**
> - **the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.**
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



Post-it® Fax Note 7671	Date 12-6-12	# of pages ▶
To Jennifer Bennett	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 707-409-0350	Fax #	

December 6, 2012

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, you have continuously held the following securities in the TD Ameritrade Clearing, Inc. DTC #0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 1, 2011.

Symbol	Stock	# of Shares
WIN	Windstream	428
WM	Waste Management	700
DOW	Dow Chemical	1,200
BAC	Bank of America	8,752
FNP	Fifth & Pacific Companies	4,000
AIG	American International Group, Inc	1,216

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Catherine Wesslund
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

GIBSON DUNN

EXHIBIT B

RICHARDS
LAYTON &
FINGER
Attorneys at Law

January 7, 2013

Bank of America Corporation
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

Re: Stockholder Proposal Submitted By Kenneth Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent") which the Proponent states that he intends to present at the Company's 2013 annual meeting of stockholders. In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended Restated Certificate of Incorporation of the Company, as amended through August 31, 2011 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company as amended and restated as of February 24, 2011; and

(iii) the Proposal.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> Resolved: Shareholders recommend that our Board take steps necessary to adopt a bylaw to limit our directors to a maximum of 3 board memberships in companies with sales in excess of $500 million annually. The maximum of 3 board memberships includes each director's membership on our board. This limit would be increased to 4 such board memberships for directors permanently retired and under age 70. The bylaw should also specify how to address a situation where a director may have a brief temporary situation aboye these limits.

The Proponent states that "Adoption of this proposal would deter our directors from accepting further director assignments that would rob them of the adequate time to deal with the complex and troubling problems of our company. Adoption would also deter our nominating committee from seeking new directors who would not have adequate time for effective oversight."

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rules 14a-8(i)(2) and 14a-8(i)(6) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) allows a proposal to be omitted if "the company would lack the power or authority to implement the proposal." In this connection, you have requested our opinion as to whether, under Delaware law, (i) the implementation of the Proposal, if adopted by the Company's stockholders, would violate Delaware law and (ii) the Company has the power and authority to implement the Proposal.

For the reasons set forth below, the Proposal, in our opinion, (i) would violate Delaware law if implemented and (ii) is beyond the power and authority of the Company to implement.

Discussion

The Proposal requests, inter alia, that the Board of Directors of the Company (the "Board") adopt a Bylaw that would limit the number of Board memberships on which the Company's directors can serve at three companies with sales in excess of $500 million, including the Company, or in the case of directors who are "permanently retired and under age 70," four such Board memberships including the Company. The only way under Delaware law to effect such a limitation would be to make it a qualification for membership on the Board. However, for the reasons set forth below, such a qualification would be invalid under the General Corporation Law.

Section 109(b) of the General Corporation law, provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

8 Del. C. § 109(b) (emphasis added). Thus, pursuant to Section 109(b), any bylaw provision that conflicts with the General Corporation Law or the Certificate of Incorporation is void. We turn, therefore, to consideration of whether the bylaw amendment in the Proposal is "inconsistent with law or with the certificate of incorporation."

The Proposal Violates Section 141(b) of the General Corporation Law

Under Section 141(b) of the General Corporation Law, either the certificate of incorporation or the bylaws may prescribe qualifications for directors. The Court of Chancery has held that Section 141(b)'s authorization of qualifications "contemplates reasonable qualifications to be applied at the front end, before a director's terms commences, when the director is 'elected and qualified.'" Kurz v. Holbrook, 989 A.2d 140, 157 (Del. Ch. Feb. 9, 2010), rev'd on other grounds; Crown EMAK Partners, LLC v. Kurz, 922 A.2d 377 (Del. 2010); see also Triplex Shoe Co. v. Rice & Hutchins, Inc., 152 A. 342, 351 (Del. 1930) (holding that a bylaw requiring a director to be stockholder mandated stock ownership prior to entering into office).

While the stockholders thus cannot elect as a director a person that does not meet a valid qualification, the failure to have or loss of a qualification does not disqualify a sitting director from continuing until the end of the director's term. Section 141(b) of the General Corporation Law also provides that a director "shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal." 8 Del. C. 141(b). Thus, Section 141(b) recognizes three means by which the term of a current director can end: (i) when the director's successor is elected or qualified, (ii) upon the director's resignation, or (iii) upon the director's removal. Section 141(b) does not contemplate that a current director's term can end by any other means including as a result of disqualification. Kurz, 989 A.2d at 157 (holding that "[i]n light of the three procedural means for ending a director's term in Section 141(b), I do not believe that a bylaw could impose a requirement that would disqualify a director and terminate his service"). Thus a bylaw cannot "disqualify" a sitting director.

Because it is not limited in application to the initial election of a director and does not exempt sitting directors from the applicability of its provisions, and in light of the comment in the supporting statement that the Proposal is designed to "deter directors from accepting further director assignments that would rob them of the adequate time to deal with the complex and troubling problems of our company," it appears the purpose and intent of the proposed bylaw is to cause persons who accept more than the requisite number of directorships to be immediately disqualified from serving on the Company's Board. Otherwise there could be no "deterrence." Thus, the Proposal seeks to end the terms of any sitting directors who accept more than the requisite number of directorships by means of disqualification. The Proposal would impose the same limit on a sitting director if, for example, the sales of one of the other companies of which the director is a member of board increase from less than $500 million to more than $500 million.[1]

The Delaware Court of Chancery and Supreme Court recently considered whether a bylaw provision that imposed a new qualification for service as a director could result in the termination of a sitting director's service in Kurz v. Holbrook. The Kurz case arose from a dispute involving competing consent solicitations for control of EMAK Worldwide, Inc. ("EMAK"). In connection with the consent solicitations, one competing faction sought to amend EMAK's bylaws to, among other things, reduce the size of the board and effectuate the dismissal of certain sitting directors, thereby maintaining its control of the board and mooting the competing consent solicitation. In the lawsuit that followed, the validity of the bylaw amendments, among other things, was challenged.

In evaluating the validity of the proposed bylaw amendments, the Court noted that a bylaw amendment that establishes qualifications for directorship and provides that a director who ceases to meet them could no longer serve on the board is not valid under Delaware law. More specifically, the Court held that "in light of the three procedural means for ending a director's term in Section 141(b), I do not believe a bylaw could impose a requirement that would disqualify and terminate his service." Id. at 157. The Delaware Supreme Court affirmed the Court of Chancery's holding that a bylaw that would result in ending a current director's term in that manner not contemplated by Section 141(b) is invalid. Crown EMAK Partners, LLC, 922 A.2d at 400; see also Airgas, Inc. v. Air Products & Chemicals, Inc., 8 A.3d 1182, 1995 (Del. 2010) (holding that a stockholder adopted bylaw amendment was invalid because "it amounted to a de facto removal" of sitting directors without the requisite vote of the stockholders).

[1] In addition, while the corporation, through its bylaws, may confer rights and powers upon its directors, the bylaws cannot purport to restrict the conduct of its directors outside their capacity as directors of the corporation. 8 Del. C. § 109(b) (providing that "[t]he bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees"). Accordingly, the Company could not, through a bylaw, prevent a director from exceeding the board limitation as set forth in the Proposal. While a bylaw could provide that a person who exceeds the board limitation set forth in the Proposal would not be eligible for renomination at the next annual meeting of stockholders, a bylaw cannot prevent a sitting director from joining the board of directors of another company as a condition to being able to serve out the remainder of the director's terms.

Thus, to the extent the Proposal seeks to end the terms of sitting directors who accept more than the requisite number of directorships, it violates Section 141(b) and is unlawful.

The Proposal Violates the Prohibition on Directors Removing Other Directors from Office

The Proposal requests that the Board effect the proposed bylaw amendment seeking to limit the number of directorships that a director can hold at any given time. As noted above, the bylaw amendment would purport to disqualify and terminate the terms of sitting directors. It thus purports to request that directors in essence adopt a bylaw that could result in the disqualification or removal of other directors. It is well-settled under Delaware law that directors do not have the power to remove other directors from office. See, e.g., Nevins v. Bryan, 885 A.2d 233, 252 n.70 (Del. Ch. 2005) ("Delaware law does not permit directors to remove other directors"), aff'd, 884 A.2d 512 (Del. 2005). To the extent the Proposal seeks to require directors to adopt a bylaw that would have the effect of disqualifying sitting directors, the Proposal violates Delaware law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate Delaware law and that the Company lacks the power and authority to implement the Proposal.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/JJV